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                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549

                                   FORM 12B-25

                                                Commission File Number 000-22571

                           NOTIFICATION OF LATE FILING

(Check One): [ ]   Form 10-K    [  ]  Form 11-K    [  ] Form 20-F
             [X]   Form 10-Q

[ ] Form N-SAR
      For Period Ended:
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[ ] Transition Report on Form 10-K           [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F           [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K
      For the Transition Period Ended:_________________________________________

         Read attached instruction sheet before preparing form. Please print or type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:_______________________

______________________________________________________________________________

                                     PART I

                             REGISTRANT INFORMATION

Full name of registrant   Professional Transportation Group Ltd., Inc.
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Former name if applicable

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Address of principal executive office (Street and number)

                        1950 Spectrum Circle, Suite B-100
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City, state and zip code   Marietta, Georgia  30067
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                                     PART II

                             RULE 12B-25 (B) AND (C)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[X]

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
         (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.



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                                    PART III

                                    NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         The Company is unable to complete its financial statements as of and for the quarter ended June 30, 2000 and the Quarterly Report on Form 10-Q without unreasonable effort and expense. The Company was unable to complete the review of these financial statements with its independent auditors due to the short time-frame involved between the recent resignation of its former Chief Financial Officer and hiring of its current Interim Chief Financial Officer. The Company will file the 10-Q no later than August 18, 2000.

                                     PART IV

                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

        William R. Asbell, Jr.        (678)                    264-0400
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              (Name)              (Area Code)          (Telephone Number)

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                              [X] Yes   [ ] No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                              [ ] Yes   [X] No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                  Professional Transportation Group Ltd., Inc.
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:     August 14, 2000               By:/s/  William R. Asbell, Jr.
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                                                William R. Asbell, Jr.
                                                General Counsel and Interim
                                                Chief Financial Officer